UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                    SEC FILE NUMBER: 000-12713

(CHECK ONE):  [ ] Form 10-K   [X] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
              [ ] Form 10-D   [ ] Form N-SAR  [ ] Form N-CSR
              For Period Ended:         MARCH 31, 2007
                                --------------------------
              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended: _____________________________

  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

NEC Corporation
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Full Name of Registrant

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Former Name if Applicable

7-1, Shiba 5-chome, Minato-ku
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Address of Principal Executive Office (Street and Number)

Tokyo, Japan  108-8001
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City, State and Zip Code

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PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [ ]

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The inability to timely file the Form 20-F for the fiscal year ended March 31, 2007 is due to NEC's inability to complete a U.S. GAAP-required analysis relating to software, maintenance and service revenues. The analysis is primarily governed by a U.S. GAAP standard called SOP 97-2 requiring vendor specific objective evidence ("VSOE") to support recognition of revenue from certain types of software and maintenance and support services provided as part of multiple-element contracts.

This analysis had been necessary for NEC's outside auditor to complete the audit of NEC's consolidated financial statements for the fiscal year ended March 31, 2006 under U.S. Public Company Accounting Oversight Board standards. Due to the same reason, NEC is not able to file its Form 20-F annual report for the year ended March 31, 2007.

Please refer to NEC's Form 6-K submitted on September 21, 2007 for details.



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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           FUJIO OKADA                  813                  3798-6535
           -----------                  ---                  ---------
              (Name)                (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer
     is no, identify report(s).                                 Yes [ ]  No [X]

     NEC did not file its annual report on Form 20-F for the fiscal year ended March 31, 2006.

     NEC also did not file an amendment to its previously filed annual report on Form 20-F/A for the fiscal year ended March 31, 2005, which it had intended to file.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                Yes [ ]  No [X]

     If so, attach an explanation of the anticipated  change,  both narratively
     and  quantitatively,   and,  if  appropriate,  state  the  reasons  why  a
     reasonable estimate of the results cannot be made.


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

                               NEC CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     October 1, 2007              By   /s/ Fujio Okada
         ---------------------             -----------------------------------
                                           Fujio Okada
                                           Associate Senior Vice President



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